Exhibit 99.2

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

Under our weighted voting rights structure, our share capital comprises Class A ordinary shares and Class B ordinary shares. Each Class A ordinary share entitles the holder to exercise one vote, and each Class B ordinary share entitles the holder to exercise 10 votes, respectively, on all matters that require a shareholder’s vote. Shareholders and prospective investors should be aware of the potential risks of investing in a company with a weighted voting rights structure. Our American depositary shares, each representing one of our Class A ordinary shares, are listed on the New York Stock Exchange in the United States under the symbol ZTO.

ZTO Express (Cayman) Inc.

中 通 快 遞 ( 開 曼 ) 有 限 公 司

(A company controlled through weighted voting rights and incorporated in the Cayman Islands with limited liability)

(Stock Code: 2057)

INTERIM RESULTS ANNOUNCEMENT

FOR THE SIX MONTHS ENDED JUNE 30, 2026

The Board of ZTO Express (Cayman) Inc. is pleased to announce the unaudited interim consolidated results of the Group for the six months ended June 30, 2026, together with the comparative figures for the corresponding period in 2025, which have been prepared in accordance with U.S. GAAP. These interim results have been reviewed by the Audit Committee. The condensed consolidated financial statements of the Group for the six months ended June 30, 2026 have been reviewed by the Auditor in accordance with Hong Kong Standard on Review Engagements 2410 “Review of Interim Financial Information Performed by the Independent Auditor of Entity” issued by the Hong Kong Institute of Certified Public Accountants.

1

FINANCIAL HIGHLIGHTS

	For the Six Months Ended June 30,
	2025	2026	Change
	(Unaudited)	(Unaudited)	(%)
	(RMB in thousands, except percentages and per share data)
Revenues	22,723,272	27,832,256	22.5%
Cost of revenues	(17,089,655)	(20,863,782)	22.1%
Gross profit	5,633,617	6,968,474	23.7%
Net income	4,003,740	5,233,928	30.7%
Net income attributable to ordinary shareholders	3,931,579	5,169,224	31.5%
Non-GAAP Financial Measures:
EBITDA(1)	6,913,336	7,951,992	15.0%
Adjusted EBITDA(2)	7,221,597	8,182,659	13.3%
Adjusted net income(3)	4,312,027	5,463,143	26.7%
Adjusted net income attributable to ordinary shareholders(4)	4,239,866	5,398,439	27.3%
Adjusted basic and diluted earnings per ADS attributable to ordinary shareholders(5)
Basic	5.31	7.01	32.0%
Diluted	5.18	6.73	29.9%

(1)	EBITDA is a non-GAAP financial measure, which is defined as net income before depreciation, amortization, interest expenses and income tax expenses which management aims to better represent the underlying business operations.

(2)	Adjusted EBITDA is a non-GAAP financial measure, which is defined as net income before depreciation, amortization, interest expenses and income tax expenses, and further adjusted to exclude the shared-based compensation expense and non-recurring items such as impairment of Goodwill, impairment of investment in equity investees, gain/loss on disposal of equity investees and subsidiaries which management aims to better represent the underlying business operations.

(3)	Adjusted net income is a non-GAAP financial measure, which is defined as net income before share-based compensation expense and non-recurring items such as impairment of Goodwill, impairment of investment in equity investees, gain/loss on disposal of equity investees and subsidiaries and corresponding tax impact in which management aims to better represent the underlying business operations.

(4)	Adjusted net income attributable to ordinary shareholders is a non-GAAP financial measure. It is defined as net income attributable to ordinary shareholders of the Group excluding shared-based compensation expense and non-recurring items such as impairment of Goodwill, impairment of investment in equity investees, gain/loss on disposal of equity investees and subsidiaries and corresponding tax impact which management aims to better represent the underlying business operations.

(5)	Adjusted basic and diluted earnings per ADS attributable to ordinary shareholders is a non-GAAP financial measure. It is defined as adjusted net income attributable to ordinary shareholders divided by weighted average number of basic and diluted ADS, respectively.

2

Non-GAAP Financial Measures

We use EBITDA, adjusted EBITDA, adjusted net income, adjusted net income attributable to ordinary shareholders, and adjusted basic and diluted earnings per ADS attributable to ordinary shareholders, each a non-GAAP financial measure, in evaluating the Company’s operating results and for financial and operational decision-making purposes.

We believe that such non-GAAP measures help identify underlying trends in the Company’s business that could otherwise be distorted by the effect of the related expenses and gains that the Company includes in income from operations and net income, and provide useful information about its operating results, enhance the overall understanding of its past performance and future prospects and allow for greater visibility with respect to key metrics used by the Company’s management in its financial and operational decision-making.

The non-GAAP financial measures are not defined under U.S. GAAP and are not presented in accordance with U.S. GAAP. The non-GAAP financial measures have limitations as analytical tools. EBITDA, adjusted EBITDA, adjusted net income, adjusted net income attributable to ordinary shareholders and adjusted basic and diluted earnings per ADS attributable to ordinary shareholders should not be considered in isolation or construed as an alternative to net income or any other measure of performance or as an indicator of the Company’s operating performance. Investors are encouraged to compare the historical non-GAAP financial measures to the most directly comparable GAAP measures. EBITDA, adjusted EBITDA, adjusted net income, adjusted net income attributable to ordinary shareholders and adjusted basic and diluted earnings per ADS attributable to ordinary shareholders presented here may not be comparable to similarly titled measures presented by other companies. Other companies may calculate similarly titled measures differently, limiting their usefulness as comparative measures to the Company’s data. The Company encourages investors and others to review the Company’s financial information in its entirety and not rely on a single financial measure.

3

The following table sets forth unaudited reconciliation of GAAP and non-GAAP results for the period indicated.

	For the Six Months Ended June 30,
	2025	2026
	RMB	RMB	US$
	(Unaudited)	(Unaudited)	(Unaudited)
	(in thousands, except for share and per share data)
Net income	4,003,740	5,233,928	771,385
Add:
Share-based compensation expense(1)	223,263	222,316	32,765
Impairment of goodwill	84,431	–	–
Loss on disposal of equity investees and subsidiaries, net of income taxes	593	6,899	1,017
Adjusted net income	4,312,027	5,463,143	805,167

Net income	4,003,740	5,233,928	771,385
Add:
Depreciation	1,559,378	1,690,048	249,082
Amortization	76,125	96,297	14,192
Interest expenses	166,988	120,899	17,818
Income tax expenses	1,107,105	810,820	119,500
EBITDA	6,913,336	7,951,992	1,171,977

Add:
Share-based compensation expense	223,263	222,316	32,765
Impairment of goodwill	84,431	–	–
Loss on disposal of equity investees and subsidiaries	567	8,351	1,231
Adjusted EBITDA	7,221,597	8,182,659	1,205,973

(1)          Net of income taxes of nil

4

	For the Six Months Ended June 30,
	2025	2026
	RMB	RMB	US$
	(Unaudited)	(Unaudited)	(Unaudited)
	(in thousands, except for share and per share data)
Net income attributable to ordinary shareholders	3,931,579	5,169,224	761,849
Add:
Share-based compensation expense(1)	223,263	222,316	32,765
Impairment of goodwill(1)	84,431	–	–
Loss on disposal of equity investees and subsidiaries, net of income taxes	593	6,899	1,017

Adjusted net income attributable to ordinary shareholders	4,239,866	5,398,439	795,631

Weighted average shares used in calculating net earnings per ordinary share/ADS
Basic	799,123,030	770,575,485	770,575,485
Diluted	833,360,830	809,872,825	809,872,825

Net earnings per share/ADS attributable to ordinary shareholders
Basic	4.92	6.71	0.99
Diluted	4.81	6.44	0.95

Adjusted net earnings per share/ADS attributable to ordinary shareholders
Basic	5.31	7.01	1.03
Diluted	5.18	6.73	0.99

(1)          Net of income taxes of nil

BUSINESS REVIEW AND OUTLOOK

Business Review during the Reporting Period

We are a leading and fast-growing express delivery company in China. We provide domestic and international express delivery services as well as other value-added logistics services through our extensive and reliable nationwide network coverage in China.

In the first half of 2026, we achieved solid financial and operating results as we continue to improve service quality and operational efficiency amid the backdrop of deepening anti-involution trends within the industry. Our revenue increased by 22.5% from RMB22,723.3 million for the six months ended June 30, 2025 to RMB27,832.3 million for the same period in 2026. The improvement was primarily attributable to growth in parcel volume and an ongoing shift toward higher-value customers.

5

Core Express Delivery Business

We derive a substantial part of our revenues from express delivery services that we provide to our network partners, which mainly include parcel sorting and line-haul transportation. We charge our network partners a network transit fee for each parcel that is processed through our network. In addition, we also directly provide express delivery services to certain enterprise customers, including vertical e-commerce and traditional merchants, in connection with the delivery of their products to end consumers as well as associated returned parcels services. We also generate revenues from the sale of ancillary materials, such as portable barcode readers, thermal paper and ZTO-branded packing materials and uniforms, to our network partners.

We determine the level of pricing of our network transit fee based on the operating costs of our business while also considering other factors, including market conditions and competition as well as our service quality. The network transit fees we charge our network partners are primarily measured by (i) a fixed amount for a waybill attached to each parcel and (ii) a variable amount per parcel for sorting and line-haul transportation based on the parcel weight and route distance. The delivery service fees we charge the enterprise customers are also based on parcel weight and route distance.

Our network partners generally charge each parcel sender a delivery services fee directly. They have full discretion over the pricing of their services after taking into consideration certain of their costs, including the network transit fees we charge them and other factors, including market conditions and competition as well as their service quality. There has historically been decline in the delivery services fees charged by our network partners to parcel senders partially due to decreasing unit operational costs and market competition. We have been able to adjust the level of network transit fees based on market conditions and our operating costs.

Ecosystem of Integrated Solutions

We aim to become an integrated logistics service provider. Building on our core express delivery business, we are expanding our service offerings with a goal to build an ecosystem of express delivery, less-than-truckload (LTL), cross-border, warehousing, aviation, cold chain and commerce solutions. The expansion of our business channels enables us to capture diversified demand. We provide LTL logistics services with a focus on heavy cargo and international express delivery services in Southeast Asia, Africa and other countries; cross border including freight forwarding services; we also provide customers with integrated logistics solutions for warehousing, distribution and transportation.

Logistics Network and Infrastructure

Network Base

We operate a highly scalable and flexible network partnership model to support the robust growth of ecommerce in China. We have established a solid and cohesive network base that covers 99% of cities and counties across China. As of June 30, 2026, we had approximately 6,000 direct network partners operating over 31,000 pickup and delivery outlets and approximately 100,000 last-mile posts nationwide.

6

We continuously seek to expand our network by connecting with new qualified network partners. We provide training to new partners to ensure quality of performance. We also support our network partners in their construction of last-mile posts, including to the countryside and rural areas, to enhance our last-mile presence and market penetration. Leveraging our experience and resources, we support the upgrading of their throughput capacity as well, which strengthens our service capabilities, sustains our competitiveness and fuels our long-term growth.

Logistics Infrastructure

Our expansive service network is supported by our mission-critical line-haul transportation and sorting infrastructure. As of June 30, 2026, our logistics infrastructure network comprised 92 sorting hubs with 782 automation lines and over 3,600 line-haul routes serviced by over 10,000 self-owned line-haul trucks.

To increase our parcel handling capacity and our ability to handle volume surges, we continuously invest in our logistical infrastructure of sorting hubs and line-haul fleets to effectively address logistical bottlenecks. Our automated sorting lines are a result of our continuous adoption of new technology solutions in automation hardware and software to increase operating efficiency. We also control the route planning and vehicle dispatch of our entire line-haul transportation network. Leveraging our technological know-how, we have systematically introduced mechanisms to increase the fleet load rates and transportation efficiency as parcel volume increased.

Technology Infrastructure

Our self-developed and centralized Zhongtian system is the technology backbone for the efficient management of our complex network operations and delivery services. It has over hundreds of modules with numerous functionalities and features covering all scenarios of our business and operations, including our operational management, network management, settlement, finance and other integrated systems and mobile apps connecting our network partners.

For instance, we have developed a suite of technologies and proprietary algorithms for real-time monitoring, order dispatchment and forecasting to support the high-throughput processing of over 100 million orders per day. Utilizing the accumulated big data of parcel traffic and volume, our intelligent routing algorithms are able to dynamically model and predict future parcel volume, and adjust manpower and transport resource allocation to achieve optimal transportation time and costs. We have also implemented key checkpoints throughout the service value chain aimed at the timely identification and rectification of logistical bottlenecks, so as to ensure the smooth end-to-end operation of our express delivery services.

The continuous digitization and intelligentization of our operations enable us to address mismatch between volume and delivery capacity, which optimizes dispatch schedules and improves order fulfilment rate, all while lowering our operating costs. Our continued efforts in upgrading our technology infrastructure to promote intelligent logistics have contributed to the decrease in our combined unit cost of sorting and transportation for the six months ended June 30, 2026 compared to the same period in 2025.

7

Environment, Social and Governance (ESG)

The express delivery industry plays a critical role in reducing distribution costs and supporting the development of many related industries; it enables consumers to buy more and better products at lower cost; it helps merchants to reduce costs while improving efficiency and creating value; it improves the distribution of products and reduces logistics cost across the whole country, making manufacturing and agricultural industries more competitive.

ZTO has been proactively contributing to sustainable development for the benefit of our society and environment, while constantly enhancing corporate governance capability in areas such as compliance operations and risk control. Over the past twenty years, ZTO has evolved from serving ourselves to serving people and now to serving society, by continuing to build a platform that is increasingly beneficial to society, ZTO has accumulated more resources, connected and empowered more people, and achieved integrated development, cooperation and win-win together with all kinds of partners. As its express delivery business matures, ZTO is actively building an expansive ecosystem that will transform us into a comprehensive logistics supplier that will help the whole society reduce logistics costs. ZTO has taken the initiative to fulfill its social responsibilities, for instance by working to develop a more “green” express delivery service, guaranteeing safety, helping with economic development, and creating more value for society.

The Company has published our annual ESG reports since 2019 (renamed as the sustainability report in 2025), detailing our key initiatives and development in areas pertaining to environmental, social and corporate governance issues. The ESG or sustainability reports are available at http://zto.investorroom.com/.

Important Events after the Reporting Period

Appointment of Independent Non-Executive Director

The Board is pleased to announce that Mr. Wei ZHU (朱偉) (“Mr. ZHU”) has been appointed as an independent non-executive Director with effect from August 19, 2026.

The biographical details of Mr. ZHU are set out below:

Mr. ZHU, aged 63, has over 35 years of experience in management consulting, investment banking, private equity investment and large-scale corporate management. From April 2026, Mr. ZHU has served as a director and advisor to Shanghai Xforceplus Information Technology Co., Ltd. and its affiliate for AI technology. From June 2024 to February 2026, Mr. ZHU served as co-head of North Asia at Alvarez & Marsal. From 2018 to 2021, Mr. ZHU served as chairman of Greater China at Accenture plc and was appointed to Accenture’s global management committee in 2020.

Previously, Mr. ZHU served as global co-head of Standard Chartered Bank’s private equity business from 2009 to 2017, senior managing director and head of CVC Capital Partners from 2008 to 2009, managing director at Goldman Sachs Gao Hua Securities Company Limited from 2005 to 2008, senior partner and president of Greater China at Roland Berger from 2004 to 2005, and president of Greater China at A.T. Kearney from 2001 to 2003.

Mr. ZHU has served as an independent director of Shanghai Foreign Service Holding Group Co., Ltd. (Shanghai Stock Exchange stock code: 600662) since September 2021. Mr. ZHU received a Bachelor in Foreign Service from Georgetown University in 1986 and an MBA from the University of Chicago in 1992.

Mr. ZHU has entered into a director agreement with the Company for a term of three years commencing from August 19, 2026 subject to re-election as and when required under the Listing Rules and/or the memorandum and articles of association of the Company, which shall be automatically renewed for successive periods of three years. Either party may terminate the agreement at any time upon thirty days prior written notice to the other party, or such shorter period as the parties may agree upon. Mr. ZHU is entitled to receive (i) cash compensation in the amount of US$50,000 for each year of service in his capacity as an independent non-executive Director under the director agreement and (ii) such additional benefits (including options and/ or awards under the rules of share scheme(s) of the Company from time to time, subject to the applicable law and stock exchange rules) as the Board shall in its absolute discretion deem appropriate. The director’s remuneration package was determined by the Board with reference to the Company’s operating results, personal performance and comparable market statistics.

Save as disclosed above, as at the date of this announcement, Mr. ZHU has confirmed that he does not hold (i) any other position with the Company or other members of the Group; (ii) any directorship in any other public companies the securities of which are listed on any securities market in Hong Kong or overseas in the last three years; and (iii) any other major appointments and professional qualifications. Save as disclosed above, as at the date of this announcement, Mr. ZHU has confirmed that he does not have any relationship with any Director, senior management or substantial shareholder or controlling shareholders of the Company, or any interest in the shares of the Company within the meaning of Part XV of the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong).

Mr. ZHU has confirmed that (i) he meets the independence criteria as set out in Rule 3.13 of the Listing Rules; (ii) he has no past or present financial or other interest in the business of the Company or its subsidiaries or any connection with any core connected person (as defined under the Listing Rules) of the Company; and (iii) there are no other factors that may affect his independence at the time of his appointment. Save as disclosed above, there is no other information that is required to be disclosed pursuant to any of the requirements under paragraphs (h) to (v) of Rule 13.51(2) of the Listing Rules nor are there other matters that need to be brought to the attention of the Shareholders or the Hong Kong Stock Exchange relating to Mr. ZHU’s appointment.

The Board would like to express its warmest welcome to Mr. ZHU on his appointment.

Shareholder Return Update

As disclosed in March 2026, the Board has approved an enhanced return mechanism, pursuant to which the Company targets an aggregate annual shareholder return ratio of no less than 50% of its adjusted net income for the prior fiscal year, comprising both cash dividends and share repurchases.

As of the end of the second quarter, the Company had repurchased an aggregate of 31,788,692 Class A Ordinary Shares (including the Concurrent Share Repurchase, as defined below) for US$740 million (including repurchase commissions) in 2026, equivalent to 52% of its adjusted net income for 2025. As such, the Board did not recommend the distribution of an interim dividend for the first half of 2026.

In March 2026, the Board also approved a new share repurchase program (the “New Program”), authorizing share repurchases of up to US$1.5 billion of its shares over a 24-month period, effective from March 20, 2026 to March 20, 2028. As of the end of the second quarter of 2026, the Company had repurchased an aggregate of 6,161,216 ADSs for US$138 million (including repurchase commissions) under the New Program, leaving US$1.36 billion of capacity under the authorization.

Business Outlook

Taking into account evolving market dynamics and the broader slowdown in industry parcel volume growth, the Company revises its previously stated annual guidance. Parcel volume for 2026 is expected to be in the range of 40.8 billion to 42.4 billion, representing a 6.0% to 10.0% increase year over year. Such estimates represent management’s current and preliminary view, which are subject to change.

MANAGEMENT DISCUSSION AND ANALYSIS

Revenues

	For the Six Months Ended June 30,
	2025	2026	% of revenues
	(Unaudited)	(Unaudited)
	(RMB in thousands, except percentages)
Revenues:
Express delivery services	21,106,041	26,207,309	94.2
Freight forwarding services	359,477	374,259	1.3
Sale of accessories	1,196,066	1,202,617	4.3
Others	61,688	48,071	0.2

Total revenues	22,723,272	27,832,256	100.0

Core Express Delivery Business

Revenue from the core express delivery business increased by 22.8% compared to the same period of 2025 as a result of a 9.6% growth in parcel volume and a 12.0% increase in parcel unit price. Within core express delivery revenue, key account revenue, generated by direct sales organizations, increased by 75.4% mainly driven by increase in e-commerce return parcels.

Freight Forwarding Services

We provide freight forwarding services through the acquired business of China Oriental Express Co., Ltd., a major freight forwarding and international logistics service provider in Hong Kong and Shenzhen. For the six months ended June 30, 2026, revenue from such services increased by 4.1% compared to the same period in 2025.

Sale of Accessories and Others

Revenue from sales of accessories largely consisted of sales of thermal paper for digital waybills. For the six months ended June 30, 2026, revenue from sale of accessories increased by 0.5% compared to the same period in 2025. Other revenues were mainly derived from financing services.

Cost of Revenues

The following table sets forth the components of our cost of revenues, in absolute amounts and as percentages of our revenues for the periods indicated:

	For the Six Months Ended June 30,
	2025	2026	% of revenues
	(Unaudited)	(Unaudited)
	(RMB in thousands, except percentages)
Line-haul transportation cost	6,774,009	6,905,747	24.8
Sorting hub operating cost	4,729,435	4,960,086	17.8
Freight forwarding cost	343,028	334,109	1.2
Cost of accessories sold	284,463	273,340	1.0
Other costs	4,958,720	8,390,500	30.2

Total cost of revenues	17,089,655	20,863,782	75.0

Total cost of revenues increased by 22.1% from RMB17,089.7 million for the six months ended June 30, 2025 to RMB20,863.8 million for the six months ended June 30, 2026.

•	Line-haul transportation cost was RMB6,905.7 million, an increase of 1.9% from RMB6,774.0 million in the same period of 2025. The unit transportation cost decreased by 8.1% or 3 cents mainly attributable to better economies of scale and improved load rate offsetting higher diesel prices.

•	Sorting hub operating cost was RMB4,960.1 million, an increase of 4.9% from RMB4,729.4 million in the same period of 2025. The increase primarily consisted of (i) RMB158.7 million increase in labor-associated costs partially offset by automation-driven efficiency improvements, and (ii) RMB57.9 million increase in depreciation and amortization costs associated with automation facilities and equipment upgrades. As of June 30, 2026, 782 sets of automated sorting equipment were in service, compared to 690 sets as of June 30, 2025, which enhanced overall sorting operational efficiencies.

•	Freight forwarding cost was RMB334.1 million, representing a decrease of 2.6% from RMB343.0 million in the same period of 2025.

•	Cost of accessories sold was RMB273.3 million, representing a decrease of 3.9% from RMB284.5 million in the same period of 2025.

•	Other costs were RMB8,390.5 million, an increase of 69.2% from RMB4,958.7 million in the same period of 2025. The increase was mainly driven by an increase of RMB3,331.7 million for pickup and dispatching costs paid to network partners associated with serving key account customers, primarily for handling e-commerce return parcels.

Gross Profit

Gross profit increased by 23.7% from RMB5,633.6 million for the six months ended June 30, 2025 to RMB6,968.5 million for the six months ended June 30, 2026. Our gross profit margin increased to 25.0% for the six months ended June 30, 2026 from 24.8% for the same period of 2025.

Operating Expenses

Total operating expenses increased by 58.7% to RMB1,195.3 million for the six months ended June 30, 2026 from RMB753.2 million for the same period of 2025.

Selling, general and administrative expenses increased by 0.8% from RMB1,361.1 million for the six months ended June 30, 2025 to RMB1,372.3 million for the six months ended June 30, 2026.

Other operating income, net decreased by 70.9% from RMB607.9 million for the six months ended June 30, 2025 to RMB177.0 million for the six months ended June 30, 2026. Other operating income mainly consisted of (i) RMB104.6 million of government subsidies and tax rebates, and (ii) RMB26.5 million of rental and other income.

Income from Operations

Income from operations was RMB5,773.2 million for the six months ended June 30, 2026, an increase of 18.3% from RMB4,880.5 million for the same period last year. Operating margin rate decreased to 20.7% from 21.5% in the same period last year.

Other Income and Expense

Interest income decreased by 21.0% from RMB407.1 million for the six months ended June 30, 2025 to RMB321.7 million for the six months ended June 30, 2026.

Interest expense decreased by 27.6% from RMB167.0 million for the six months ended June 30, 2025 to RMB120.9 million for the six months ended June 30, 2026.

Gain from fair value changes of financial instruments was RMB100.4 million for the six months ended June 30, 2026, an increase of 204.3% from RMB33.0 million for the same period last year. Such gain or loss from fair value changes of the financial instruments is quoted by commercial banks according to market-based estimation of future redemption prices.

Foreign currency exchange loss was RMB21.9 million for the six months ended June 30, 2026, compared with a gain of RMB12.4 million in the same period last year, mainly due to the fluctuation of the foreign currency-denominated bank deposits against the Chinese Renminbi.

Income Tax Expense

Income tax expense decreased by 26.8% from RMB1,107.1 million for the six months ended June 30, 2025 to RMB810.8 million for the six months ended June 30, 2026. The overall income tax rate was 13.4%, down 8.4 percentage points year over year. The decline was mainly attributable to an income tax refund of RMB344.3 million received by Shanghai Zhongtongji Network Technology Co., Ltd. (上海中通吉網絡技術有限公司), a wholly owned subsidiary of the Company, upon its recognition as a “Key Software Enterprise” qualifying for a preferential tax rate of 10% for tax year 2025.

Net Income

As a result of the foregoing, our net income increased by 30.7% from RMB4.0 billion for the six months ended June 30, 2025 to RMB5.2 billion for the six months ended June 30, 2026.

Future Plans for Material Investments or Capital Asset

As of June 30, 2026, we did not have detailed future plans for material investments or capital assets.

Gearing Ratio

As of June 30, 2026, our gearing ratio was 35.5%, compared to 26.2% as of December 31, 2025, calculated by dividing total liabilities by total assets.

Liquidity and Capital Resources

Our principal sources of liquidity have been proceeds from cash flows from operating activities and financing activities. As of June 30, 2026, our cash and cash equivalents, restricted cash and short-term investments were RMB9,906.9 million, RMB44.6 million, and RMB21,400.9 million, respectively. Our cash and cash equivalents primarily consist of cash on hand and highly liquid investments, which are unrestricted as to withdrawal or use or have maturities of three months or less when purchased. Restricted cash represents secured deposits held in designated bank accounts for issuance of bank acceptance notes, settlement of derivatives and commencement of construction. Short-term investments consist primarily of dual currency notes and deposits, investments in fixed deposits with maturities between three months and one year and wealth management products which we have the intent and the ability to hold to maturity within one year. As of June 30, 2026, approximately 74.4% of our cash and cash equivalents, restricted cash and short-term investments were held by subsidiaries and affiliated entities incorporated in China, and approximately 74.1% of our cash and cash equivalents, restricted cash and short-term investments were denominated in Renminbi.

As of June 30, 2026, we had outstanding principal amount of short-term bank borrowings and long-term borrowings of RMB11.6 billion and RMB17 million, respectively. The weighted average interest rate of short-term borrowings and long-term borrowings drawn were 1.24% and 2.40% for the six months ended June 30, 2026. As of June 30, 2026, approximately 90.7% of our bank borrowings were denominated in Renminbi and approximately 99.57% of our bank borrowings were at fixed interest rates.

We believe that our existing cash and cash equivalents and anticipated cash flow from operations are sufficient to fund our operating activities, capital expenditures and other obligations for at least the next 12 months. However, we may decide to enhance our liquidity position or increase our cash reserve for future expansions and acquisitions through additional financing activities. The issuance and sale of additional equity would result in further dilution to our existing shareholders. The incurrence of indebtedness would result in increased fixed obligations and could result in operating covenants that may restrict our operations and ability to make distributions. However, financing may not be available in amounts or on terms acceptable to us, if at all. Although we consolidate the results of our consolidated affiliated entities, we only have access to the assets or earnings of our consolidated affiliated entities through the Contractual Arrangements.

Significant Investments

We did not make or hold any significant investments during the six months ended June 30, 2026.

Material Acquisitions and Disposals

During the Reporting Period, we did not conduct any material acquisitions or disposals of subsidiaries, associates or joint ventures.

Pledge of Assets

As of June 30, 2026, our interest-bearing time deposits of RMB2.9 billion were used as pledge for the issuance of bank acceptance notes.

Foreign Exchange Risk

Our revenues, expenses and assets and liabilities are mainly denominated in Renminbi. We do not believe that we currently have any significant direct foreign exchange risk. To date, we have entered into some hedging transactions, such as foreign currency deposits, foreign currency forward contract and options, to hedge exposure to such risk. Although our exposure to foreign exchange risks should be limited in general, the value of your investment in our ADSs will be affected by the exchange rate between U.S. dollar and Renminbi because the value of our business is effectively denominated in RMB, while our ADSs will be traded in U.S. dollars.

The conversion of Renminbi into foreign currencies, including U.S. dollars, is based on rates set by the People’s Bank of China. The Renminbi has fluctuated against the U.S. dollar, at times significantly and unpredictably. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between Renminbi and the U.S. dollar in the future.

To the extent that we need to convert U.S. dollars into Renminbi for our operations, appreciation of the Renminbi against the U.S. dollar would have an adverse effect on the RMB amount we receive from the conversion. Conversely, if we decide to convert Renminbi into U.S. dollars for the purpose of making payments for dividends on our ordinary shares or ADSs or for other business purposes, appreciation of the U.S. dollar against the Renminbi would have a negative effect on the U.S. dollar amounts available to us.

As of June 30, 2026, we had RMB8,079.9 million of cash and cash equivalent, restricted cash and short-term investment that were denominated in U.S. dollars. If Renminbi had appreciated by 10% against the U.S. dollar, it would result in a decrease of RMB734.5 million in our cash and cash equivalents, restricted cash and short-term investment.

Interest Rate Risk

Our exposure to interest rate risk primarily relates to the interest income generated by excess cash, which is mostly held in interest-bearing bank deposits. Investments in both fixed rate and floating rate interest earning instruments carry a degree of interest rate risk. Fixed rate securities may have their fair market value adversely impacted due to a rise in interest rates, while floating rate securities may produce less income than expected if interest rates fall. Due in part to these factors, our future investment income may fall short of expectations due to changes in interest rates, or we may suffer losses in principal if we have to sell securities which have declined in market value due to changes in interest rates. Our exposure to interest rate risk also arises from our borrowings that have a floating rate of interest. The costs of floating rate borrowings may be affected by the fluctuations in the interest rates. We have not been, and do not expect to be, exposed to material risks due to changes in interest rates, and we have not used any derivative financial instruments to manage our interest risk exposure.

Contingent Liabilities

We had no material contingent liabilities as at June 30, 2026.

Capital Expenditures and Capital Commitment

In connection with the purchases of property and equipment, purchases of land use rights and the expansion of our self-owned truck fleet and upgrade of our equipment and facilities, we incurred capital expenditures of an aggregate of approximately RMB2.8 billion for the six months ended June 30, 2026 (six months ended June 30, 2025: RMB3.1 billion). We intend to fund our future capital expenditures with our existing cash balance and other financing alternatives. We will continue to make capital expenditures to support the growth of our business.

Our capital commitments primarily relate to commitments on construction of office building, sorting hubs and warehouse facilities. Our capital commitments as of June 30, 2026 amounted to RMB5.3 billion. All of these capital commitments will be fulfilled based on the construction progress.

Employees and Remuneration

As of June 30, 2026, we had a total of 23,888 employees. The following table sets out the breakdown of our own employees by function as of June 30, 2026:

	Number of
Functional Area	Employees	% of Total
Sorting	8,627	36.1
Transportation	3,030	12.7
Management and Administration	4,433	18.6
Operation Support & Customer Service	6,425	26.9
Technology and Engineering	1,053	4.4
Sales and Marketing	320	1.3

Total	23,888	100.0

We believe we offer our employees competitive compensation packages and a merit-based work environment that encourages initiative, and as a result, we have generally been able to attract and retain qualified personnel and maintain a stable core management team.

Our total remuneration cost of employees of the Group without share-based compensation expense incurred from the six months ended June 30, 2026 was RMB1,679.6 million, as compared to RMB1,590.3 million for the six months ended June 30, 2025.

As required by PRC regulations, we participate in various government statutory employee benefit plans, including social insurance funds, namely a pension contribution plan, a medical insurance plan, an unemployment insurance plan, a work-related injury insurance plan and a maternity insurance plan, and a housing provident fund. We are required under PRC law to make contributions to employee benefit plans at specified percentages of the salaries, bonuses and certain allowances of our employees, up to a maximum amount specified by the local government from time to time.

We enter into standard labor agreements with our employees and, in addition, enter into confidentiality and non-compete agreements with our key employees. The non-compete restricted period typically expires two years after the termination of employment, and we agree to compensate the key employee with a certain percentage of his or her pre-departure salary during the restricted period.

We believe that we maintain a good working relationship with our employees, and we have not experienced any major labor disputes during the Reporting Period.

We have been continuously investing in training and education programs for employees. We provide formal and comprehensive company-level and department-level training to our new employees, followed by on-the-job training. We also provide training and development programs to our employees from time to time to ensure their awareness and compliance with our various policies and procedures. Some of the training is conducted jointly by departments serving different functions but working with or supporting each other in our day-to-day operations.

The Company had in place the cash incentive scheme through ZTO ES and the 2024 Plan during the Reporting Period. Further details in respect of the share incentive plans are set out in the annual report of the Company for the year ended December 31, 2025.

CORPORATE GOVERNANCE

Compliance with the CG Code

The Company is committed to maintaining high standards of corporate governance to safeguard the interests of the shareholders and to enhance corporate value and accountability. During the six months ended June 30, 2026 and up to the date of this announcement, the Company has complied with all the code provisions as set forth in Part 2 of the CG Code, save for the following.

Pursuant to code provision C.2.1 of the CG Code, companies listed on the Hong Kong Stock Exchange are expected to comply with, but may choose to deviate from the requirement that the responsibilities between the chairperson and the chief executive officer should be segregated and should not be performed by the same individual. We do not have a separate chairman and chief executive officer and Mr. Meisong LAI currently performs these two roles. The Board believes that vesting the roles of both chairperson and chief executive officer in the same person has the benefit of ensuring consistent leadership within the Group and enables more effective and efficient overall strategic planning for the Group.

The Board considers that the balance of power and authority for the present arrangement will not be impaired and this structure will enable the Company to make and implement decisions promptly and effectively. The Board will continue to review and consider splitting the roles of chairman of the Board and the chief executive officer of the Company if and when it is appropriate taking into account the circumstances of the Group as a whole.

Compliance with the Model Code

The Company has adopted the Code for Dealings in Securities by Management (the “Code”), with terms no less exacting than the Model Code, as its own securities dealing code to regulate all dealings by Directors and relevant employees of securities in the Company and other matters covered by the Code.

Specific enquiry has been made of all the Directors and the relevant employees and they have confirmed that they have complied with the Code and the Model Code during the Reporting Period and up to the date of this announcement.

Audit Committee

The Company has established an audit committee in compliance with Rule 3.21 of the Listing Rules and the CG Code. The Audit Committee consists of two independent non-executive Directors, namely Mr. Herman YU, Mr. Qin Charles HUANG and a non-executive Director, namely Mr. Xing LIU. Mr. Herman YU is the chairman of the Audit Committee. We have determined that Mr. Herman YU, Mr. Xing LIU and Mr. Qin Charles HUANG each satisfies the “independence” requirements of Section 303A of the Corporate Governance Rules of the NYSE. We have determined that Mr. Herman YU (being our independent non-executive Director with the appropriate professional qualifications) qualifies as an “audit committee financial expert” and as the chairman of the Audit Committee. The Audit Committee oversees our accounting and financial reporting processes and the audits of the financial statements of the Company. The Audit Committee is responsible for, among other things:

•	appointing the independent auditors and pre-approving all auditing and non-auditing services permitted to be performed by the independent auditors;

•	reviewing with the independent auditors any audit problems or difficulties and management’s response;

•	discussing the annual audited financial statements with management and the independent auditors;

•	reviewing and discussing with the independent auditors their annual audit plan, including the timing and scope of audit activities, and monitor such plan’s progress and results during the year;

•	reviewing with management, the Company’s independent auditors and the Company’s internal auditing department, the information which is required to be reported by the independent auditor;

•	resolving all disagreements between the Company’s independent auditors and management regarding financial reporting;

•	reviewing the adequacy and effectiveness of our accounting and internal control policies and procedures and any steps taken to monitor and control major financial risk exposures;

•	reviewing and approving all proposed related party transactions;

•	meeting separately and periodically with management and the independent auditors; and

•	monitoring compliance with our code of business conduct and ethics, including reviewing the adequacy and effectiveness of our procedures to ensure proper compliance.

The Audit Committee has reviewed the unaudited condensed consolidated interim results of the Group for the six months ended June 30, 2026 and has met with the independent auditor of the Company, Deloitte Touche Tohmatsu. The Audit Committee has also discussed matters with respect to the accounting policies and practices adopted by the Company and internal control and financial reporting matters with senior management members of the Company. The condensed consolidated financial statements of the Group for the six months ended June 30, 2026 have been reviewed by the Auditor in accordance with Hong Kong Standard on Review Engagements 2410 “Review of Interim Financial Information Performed by the Independent Auditor of the Entity” issued by the Hong Kong Institute of Certified Public Accountants.

OTHER INFORMATION

Purchase, Sale or Redemption of the Company’s Listed Securities

The Board has approved a new share repurchase program in March 2026. For details, please refer to the section headed “Shareholder Return Update” of this announcement.

During the Reporting Period, the Company repurchased a total of 13,534,292 ADSs on the NYSE (representing the same number of Class A ordinary shares (the “Repurchased Shares”)) for an aggregate consideration of US$321,373,983 (before expense). As at the date of this announcement, all the Repurchased Shares have been cancelled.

Particulars of the repurchases of ADSs made by the Company during the Reporting Period are as follows:

NYSE

				Total
				consideration
	Number of	Highest	Lowest	paid
	ADSs	price paid	price paid	(before
Month 2026	repurchased	per ADS	per ADS	expense)
		(US$)	(US$)	(US$)
February	7,373,076	25.52	23.66	183,483,413
May	1,461,268	23.00	22.06	32,984,426
June	4,699,948	23.00	21.47	104,906,144
Total	13,534,292	25.52	21.47	321,373,983

Concurrently with the pricing of US$1.5 billion in aggregate principal amount of convertible senior notes due 2031 (the “Notes”), the Company repurchased 18,254,400 Class A Ordinary Shares from certain purchasers of the Notes in off-market privately negotiated transactions effected through a joint bookrunner or their respective affiliates, as the Company’s agent. The aggregate price paid was HK$3,269,363,040 (the “Concurrent Share Repurchase”). For details, please refer to the announcements of the Company dated February 4, 2026.

Save as disclosed above, neither the Company nor any of its subsidiaries purchased, sold or redeemed any of the Company’s securities listed (including sale of treasury shares as defined under the Listing Rules) on the Hong Kong Stock Exchange or NYSE during the six months ended June 30, 2026. The Company did not hold any treasury shares as defined under the Listing Rules as at June 30, 2026.

Use of proceeds from the Notes Offering

In February 2026, we completed an offering of convertible notes with an aggregate principal amount of US$1.5 billion (the “Notes”). The Notes carry an annual interest rate of 0.925%, payable semi-annually in arrears starting from 1 September 2026, and are scheduled to mature on 1 March 2031, unless earlier redeemed, repurchased or converted in accordance with their terms. The terms of the Notes were fixed on 4 February 2026, on which date the closing price of the Company’s Class A ordinary shares listed on The Stock Exchange of Hong Kong Limited was HK$179.10 per share. The Notes were offered in offshore transactions outside the United States to non-U.S. qualified institutional buyers in reliance on Regulation S under the U.S. Securities Act of 1933, as amended.

Concurrently with the pricing of the Notes, we entered into capped call transactions with certain initial purchasers at a cost of approximately US$76.95 million. The cap price under the capped call transactions was initially set at US$35.9906 per share, subject to adjustment in accordance with the terms of such capped call transactions. Also contemporaneously with the pricing of the Notes, we completed an off-market concurrent share repurchase of 18,254,400 Class A ordinary shares from certain purchasers of the Notes pursuant to our existing share repurchase programme, for an aggregate consideration of HK$3,269,363,040.

After deducting the premium of the Capped Call Transactions, initial purchasers’ commissions and estimated offering expenses, the net proceeds received by the Company from the Notes Offering amounted to approximately US$1,404.1 million. The Company intended to utilise the net proceeds from the Notes Offering for the following purposes: (i) up to US$1,000 million for refinancing to fund near-term on-market repurchases (from time to time) of Class A ordinary shares and/or ADSs of the Company pursuant to its share repurchase program(s), subject to prevailing market conditions, as well as applicable laws and regulations; and (ii) approximately US$500 million to fund the Concurrent Share Repurchase, the premium of the Capped Call Transactions, and for other general corporate purposes.

The conversion rate of the Notes is subject to adjustment in certain circumstances, including without limitation share splits, share consolidations, cash distributions, issuances of rights, options or warrants, capital distributions, certain takeover or exchange offers and certain other dilutive events. The initial conversion price of the Notes represented a premium of approximately 35% over the reference share price as determined on the pricing date. Following the adjustment arising from the dividend declaration for the six months ended 31 December 2025, the adjusted conversion price is approximately US$30.4589 per conversion share. Based on the total outstanding principal amount of the Notes and the adjusted conversion price, the maximum number of Class A ordinary shares issuable upon full conversion of the Notes has increased to 49,246,650 shares. Upon conversion, the Company may settle by delivering cash, Class A ordinary shares, or a combination of cash and Class A ordinary shares, at its election. Holders may convert the Notes at their option at any time following the end of the compliance period and prior to the close of business on the fifth scheduled trading day immediately preceding the maturity date.

Further details in respect of the Notes Offering are set out in the Company’s announcements dated 4 February 2026 and 20 May 2026.

As at 30 June 2026, we utilised US$321.6 million for on-market repurchases of Class A ordinary shares and/or ADSs, and US$495.7 million in respect of the concurrent share repurchase, capped call premium and other general corporate purposes. All unutilised proceeds are held in short-term interest-bearing accounts with authorised licensed banks. The utilisation of the net proceeds is consistent with the intentions previously announced by the Company, and there has been no material change or material delay in the application of such proceeds.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

AS OF DECEMBER 31, 2025 AND JUNE 30, 2026
(Amounts in thousands, except for share and per share data)

		As of
		December 31,
	Notes	2025	As of June 30, 2026
		RMB	RMB	US$
		(Audited)	(Unaudited)	(Unaudited)
				(Note 2(d))
ASSETS
Current assets
Cash and cash equivalents		10,011,533	9,906,896	1,460,096
Restricted cash		29,129	44,638	6,579
Accounts receivable, net	3	1,287,475	1,627,114	239,807
Financing receivables, net		674,880	488,569	72,006
Short-term investment		15,620,892	21,400,891	3,154,101
Inventories		40,648	31,002	4,569
Advances to suppliers		719,277	760,403	112,070
Prepayments and other current assets		5,102,997	5,208,995	767,711
Amounts due from related parties	9	477,865	606,988	89,459
Total current assets		33,964,696	40,075,496	5,906,398
Investments in equity investees		1,951,910	2,159,811	318,317
Property and equipment, net	4	35,433,509	35,956,197	5,299,288
Land use rights, net		6,762,240	6,900,233	1,016,969
Intangible assets, net		52,758	39,599	5,836
Operating lease right-of-use assets		398,082	231,129	34,064
Goodwill		4,157,111	4,157,111	612,682
Deferred tax assets		1,103,655	1,234,137	181,889
Long-term investment		5,221,110	6,520,491	961,001
Long-term financing receivables, net		1,039,946	969,868	142,941
Other non-current assets		938,980	499,473	73,613
TOTAL ASSETS		91,023,997	98,743,545	14,552,998

LIABILITIES AND EQUITY

Current liabilities
Short-term bank borrowings		10,934,419	11,621,408	1,712,784
Accounts payable	5	2,577,229	2,605,564	384,013
Advances from customers		1,833,131	1,872,809	276,018
Income tax payable		279,541	314,134	46,298
Amounts due to related parties	9	796,660	626,792	92,378
Operating lease liabilities, current		139,787	89,207	13,147
Dividends payable		19,659	19,625	2,892
Other current liabilities		6,288,714	6,816,229	1,004,587

		As of
		December 31,
	Notes	2025	As of June 30, 2026
		RMB	RMB	US$
		(Audited)	(Unaudited)	(Unaudited)
				(Note 2(d))
Total current liabilities		22,869,140	23,965,768	3,532,117
Long-term bank borrowing		18,000	17,000	2,505
Non-current operating lease liabilities		261,257	126,648	18,666
Deferred tax liabilities		615,073	710,382	104,697
Convertible senior notes	10	124,114	10,185,580	1,501,169
TOTAL LIABILITIES		23,887,584	35,005,378	5,159,154
Shareholders’ equity
Ordinary shares (US$0.0001 par value; 10,000,000,000 shares authorized; 795,528,169 shares issued and 790,812,316 shares outstanding as of December 31, 2025; 769,900,693 shares issued and 760,321,796 outstanding as of June 30, 2026)	11	513	495	73
Additional paid-in capital		24,000,698	22,188,334	3,270,156
Treasury shares, at cost (1,801,637 and 7,528,790 shares as of December 31, 2025 and June 30, 2026, respectively)		(254,480)	(1,181,259)	(174,096)
Retained earnings		42,918,864	42,910,215	6,324,183
Accumulated other comprehensive loss		(281,266)	(268,616)	(39,589)

ZTO Express (Cayman) Inc. shareholders’ equity		66,384,329	63,649,169	9,380,727
Non-controlling interests		752,084	88,998	13,117
Total Equity		67,136,413	63,738,167	9,393,844
TOTAL LIABILITIES AND EQUITY		91,023,997	98,743,545	14,552,998

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

FOR THE SIX MONTHS ENDED JUNE 30, 2025 AND 2026
(Amounts in thousands, except for share and per share data)

		Six months ended June 30,
	Notes	2025	2026
		RMB	RMB	US$
		(Unaudited)	(Unaudited)	(Unaudited)
				(Note 2(d))
Revenues (including related party revenue of RMB222,316 and RMB252,124 for the six months ended June 30, 2025 and 2026, respectively)	2(e)	22,723,272	27,832,256	4,101,967
Cost of revenues (including related party cost of revenues of RMB647,473 and RMB567,223 for the six months ended June 30, 2025 and 2026, respectively)		(17,089,655)	(20,863,782)	(3,074,941)
Gross profit		5,633,617	6,968,474	1,027,026
Operating (expenses)/income
Selling, general and administrative		(1,361,098)	(1,372,331)	(202,257)
Other operating income, net		607,943	177,037	26,092
Total operating expenses		(753,155)	(1,195,294)	(176,165)
Income from operations		4,880,462	5,773,180	850,861
Other income/(expenses)
Interest income		407,124	321,654	47,406
Interest expense		(166,988)	(120,899)	(17,818)
Gain from fair value changes of financial instruments		32,978	100,354	14,790
Loss on disposal of equity investees and subsidiaries and others		(567)	(8,351)	(1,231)
Impairment of goodwill		(84,431)	–	–
Foreign currency exchange gain/(loss)		12,375	(21,898)	(3,227)

		Six months ended June 30,
	Notes	2025	2026
		RMB	RMB	US$
		(Unaudited)	(Unaudited)	(Unaudited)
				(Note 2(d))
Income before income tax and share of gain in equity method investments		5,080,953	6,044,040	890,781
Income tax expense	6	(1,107,105)	(810,820)	(119,500)
Share of gain in equity method investments		29,892	708	104
Net income		4,003,740	5,233,928	771,385
Net income attributable to non-controlling interests		(72,161)	(64,704)	(9,536)
Net income attributable to ZTO Express (Cayman) Inc.		3,931,579	5,169,224	761,849
Net income attributable to ordinary shareholders		3,931,579	5,169,224	761,849
Net earnings per share attributable to ordinary shareholders	8
Basic		4.92	6.71	0.99
Diluted		4.81	6.44	0.95

Weighted average shares used in calculating net earnings per ordinary share/ADS
Basic		799,123,030	770,575,485	770,575,485
Diluted		833,360,830	809,872,825	809,872,825
Net income		4,003,740	5,233,928	771,385
Other comprehensive income, net of tax of nil
Foreign currency translation adjustment		50,532	12,650	1,864
Comprehensive income		4,054,272	5,246,578	773,249
Comprehensive income attributable to non-controlling interests		(72,161)	(64,704)	(9,536)
Comprehensive income attributable to ZTO Express (Cayman) Inc.		3,982,111	5,181,874	763,713

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

FOR THE SIX MONTHS ENDED JUNE 30, 2025 AND 2026
(Amounts in thousands, except for share and per share data)

	ZTO Express (Cayman) Inc. Shareholders’ Equity
						Accumulated
			Additional	Treasury		other		Non-
			paid-in	shares,	Retained	comprehensive		controlling	Total
	Ordinary shares		capital	at cost	earnings	(loss)/income	Total	interests	Equity
	Number of
	outstanding
	shares	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB
Balance at January 1, 2025 (Audited)	798,622,719	523	24,389,905	(1,131,895)	39,098,553	(294,694)	62,062,392	612,441	62,674,833
Net income	–	–	–	–	3,931,579	–	3,931,579	72,161	4,003,740
Foreign currency translation adjustments	–	–	–	–	–	50,532	50,532	–	50,532
Share-based compensation and ordinary shares issued for share-based compensation (Note 7)	1,482,709	–	204,899	66,270	(47,906)	–	223,263	–	223,263
Repurchase of ordinary shares (Note 11)	(352,791)	–	–	(46,555)	–	–	(46,555)	–	(46,555)
Cancellation of treasury shares	–	(4)	(236,735)	841,153	(604,414)	–	–	–	–
Capital contribution from non-controlling interest holders	–	–	–	–	–	–	–	2,846	2,846
Distribution of dividends (Note 12)	–	–	–	–	(2,023,602)	–	(2,023,602)	–	(2,023,602)
Subsidiary dividend distribution to non-controlling interests	–	–	–	–	–	–	–	(8,960)	(8,960)
Removal of non-controlling interest due to disposal of subsidiaries	–	–	–	–	–	–	–	(20,291)	(20,291)
Balance at June 30, 2025 (Unaudited)	799,752,637	519	24,358,069	(271,027)	40,354,210	(244,162)	64,197,609	658,197	64,855,806

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

	ZTO Express (Cayman) Inc. Shareholders’ Equity
	Ordinary shares		Additional paid-in capital	Treasury shares, at cost	Retained earnings	Accumulated other comprehensive (loss)/income	Total	Non- controlling interests	Total Equity
	Number of outstanding shares	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB
Balance at January 1, 2026 (Audited)	790,812,316	513	24,000,698	(254,480)	42,918,864	(281,266)	66,384,329	752,084	67,136,413
Net income	–	–	–	–	5,169,224	–	5,169,224	64,704	5,233,928
Foreign currency translation adjustments	–	–	–	–	–	12,650	12,650	–	12,650
Share-based compensation, ordinary shares issued for share-based compensation and exercise of share options (Note 7)	1,298,172	–	208,126	74,801	(57,127)	–	225,800	–	225,800
Repurchase of ordinary shares (Note 11)	(31,788,692)	–	–	(5,107,345)	–	–	(5,107,345)	–	(5,107,345)
Cancellation of treasury shares	–	(18)	(1,043,509)	4,105,765	(3,062,238)	–	–	–	–
Acquisition of non-controlling interests	–	–	(608,824)	–	–	–	(608,824)	(696,331)	(1,305,155)
Distribution of dividends (Note 12)	–	–	–	–	(2,058,508)	–	(2,058,508)	–	(2,058,508)
Subsidiary dividend distribution to non-controlling interests	–	–	–	–	–	–	–	(31,200)	(31,200)
Removal of non-controlling interest due to disposal of subsidiaries	–	–	–	–	–	–	–	(259)	(259)
Capped Call options in connection with issuance of convertible senior notes (Note 10)	–	–	(531,772)	–	–	–	(531,772)	–	(531,772)
Early unwind of existing capped call options (Note 10)	–	–	163,615	–	–	–	163,615	–	163,615

Balance at June 30, 2026 (Unaudited)	760,321,796	495	22,188,334	(1,181,259)	42,910,215	(268,616)	63,649,169	88,998	63,738,167

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE SIX MONTHS ENDED JUNE 30, 2025 AND 2026

(Amounts in thousands, except for share and per share data)

	Six months ended June 30,
	2025	2026
	RMB	RMB	US$
	(Unaudited)	(Unaudited)	(Unaudited)
			(Note 2(d))
Cash flows from operating activities
Net cash provided by operating activities	4,531,184	7,352,615	1,083,641

Cash flows from investing activities
Purchases of property and equipment	(2,925,622)	(2,661,701)	(392,286)
Purchases of land use rights	(146,504)	(98,306)	(14,489)
Investments in equity investees	–	(231,564)	(34,128)
Cash paid for the investment in equity investees	–	(684,523)	(100,886)
Purchases of short-term investment	(7,161,709)	(17,095,439)	(2,519,556)
Maturity of short-term investment	6,832,109	14,162,229	2,087,254
Purchases of long-term investment	(1,060,000)	(4,142,218)	(610,487)
Maturity of long-term investment	252	–	–
Net cash out in relation to disposal of equity investees and subsidiaries	(205)	(30,180)	(4,448)
Loan to employees	(44,042)	(29,650)	(4,370)
Repayments of loan to employees	44,364	33,171	4,889
Others	139,375	73,709	10,863

Net cash used in investing activities	(4,321,982)	(10,704,472)	(1,577,644)

Cash flows from financing activities
Proceeds from short-term borrowings	10,486,281	10,135,652	1,493,810
Proceeds from Long-term borrowings	180,000	–	–
Repayment of short-term borrowings	(8,945,827)	(9,435,566)	(1,390,630)
Repurchase of ordinary shares	(46,555)	(5,107,345)	(752,730)
Proceeds from exercise of ordinary shares	–	3,483	513
Capital contribution from non-controlling interest shareholder	2,846	–	–
Payment of dividends	(2,055,549)	(2,073,914)	(305,657)
Proceeds from issuance of convertible senior notes	–	10,243,374	1,509,686
Others	–	(368,157)	(54,258)

Net cash (used in)/provided from financing activities	(378,804)	3,397,527	500,734

Effect of exchange rate changes on cash, cash equivalents and restricted cash	(32,266)	(134,798)	(19,867)

Net change in cash, cash equivalents and restricted cash	(201,868)	(89,128)	(13,136)
Cash, cash equivalents and restricted cash at beginning of period	13,530,947	10,046,717	1,480,703

Cash, cash equivalents and restricted cash at end of period	13,329,079	9,957,589	1,467,567

The following table provides a reconciliation of cash, cash equivalents, and restricted cash reported within the unaudited condensed consolidated balance sheets that sum to the total of the same such amounts shown in the statement of cash flows.

	As of June 30,
	2025	2026
	RMB	RMB	US$
	(Unaudited)	(Unaudited)	(Unaudited) (Note 2(d))
Cash and cash equivalents	13,291,796	9,906,896	1,460,096
Restricted cash	22,684	44,638	6,579
Restricted cash, non-current (1)	14,599	6,055	892

Total cash, cash equivalents, and restricted cash shown in the statements of cash flows	13,329,079	9,957,589	1,467,567

Note: (1) The non-current restricted cash is included in other non-current assets on the unaudited condensed consolidated balance sheets.

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED JUNE 30, 2025 AND 2026

(Amounts in thousands, except for share and per share data)

1.	ORGANIZATION AND PRINCIPAL ACTIVITIES

ZTO Express (Cayman) Inc. (the “Company”) was incorporated under the laws of Cayman Islands on April 8, 2015. ZTO, its subsidiaries and its variable interest entity and subsidiaries of variable interest entity (“VIE”) (collectively also referred to as the “Group”) are principally engaged in express delivery services in the People’s Republic of China (the “PRC”) through a nationwide network partner model.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a)	Basis of presentation

The accompanying condensed consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) for interim financial information. Accordingly, they do not include all of the information and footnotes required by U.S. GAAP for complete financial statements. Certain information and note disclosures normally included in the annual financial statements prepared in accordance with U.S. GAAP have been condensed or omitted consistent with Article 10 of Regulation S-X. The condensed consolidated financial statements have been prepared on the same basis as the audited financial statements and include all adjustments as necessary for the fair statement of the Group’s financial position as of June 30, 2026, results of operations and cash flows for the six months ended June 30, 2025 and 2026. The condensed consolidated balance sheet at December 31, 2025 has been derived from the audited financial statements at that date but does not include all the information and footnotes required by U.S. GAAP. The condensed consolidated financial statements and related disclosures have been prepared with the presumption that users of the condensed consolidated financial statements have read or have access to the audited consolidated financial statements for the preceding fiscal years. Accordingly, these financial statements should be read in conjunction with the audited consolidated financial statements and related footnotes for the year ended December 31, 2025. The accounting policies applied are consistent with those of the audited consolidated financial statements for the preceding fiscal year. Interim results of operations are not necessarily indicative of the results expected for the full fiscal year or for any future period.

(b)	Principles of consolidation

The unaudited condensed consolidated financial statements include the financial statements of the Company, its subsidiaries and VIE. All intercompany transactions and balances have been eliminated on consolidation.

The Group evaluates the need to consolidate its VIE of which the Group is the primary beneficiary. In determining whether the Group is the primary beneficiary, the Group considers if the Group has (1) the power to direct the activities that most significantly affects the economic performance of the VIE, and (2) the obligation to absorb losses of the VIE that could potentially be significant to the VIE or the right to receive benefits from the VIE that could potentially be significant to the VIE. If deemed the primary beneficiary, the Group consolidates the VIE.

The Group believes that there are no assets held in the consolidated VIE that can be used only to settle obligations of the VIE, except for registered capital and the PRC statutory reserves. As the consolidated VIE is incorporated as a limited liability company under the PRC Company Law, creditors of the VIE do not have recourse to the general credit of the Group for any of the liabilities of the consolidated VIE.

Relevant PRC laws and regulations restrict the VIE from transferring a portion of their net assets, equivalent to the balance of its statutory reserve and its share capital, to the Group in the form of loans and advances or cash dividends.

(c)	Use of estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Actual results may differ from these estimates. The Group bases its estimates on historical experience and other relevant factors.

(d)	Convenience translation

The Group’s business is primarily conducted in the PRC and almost all of the Group’s revenues are denominated in RMB. However, periodic reports made to shareholders will include current period amounts translated into U.S. dollars using the then current exchange rates, solely for the convenience of the readers outside the PRC. Translations of the unaudited condensed consolidated balance sheet, unaudited condensed consolidated statement of comprehensive income and unaudited condensed consolidated statement of cash flows from RMB into U.S. dollars as of and for the six months ended June 30, 2026 were calculated at the rate of US$1.00 = RMB6.7851 representing the noon buying rate set forth in the H.10 statistical release of the U.S. Federal Reserve Board on June 30, 2026. No representation was made that the RMB amounts could have been, or could be, converted, realized or settled into US$ at that rate on June 30, 2026, or at any other rate.

(e)	Revenue recognition

Disaggregation of revenue

	Six months ended June 30,
	2025		2026
	RMB	%	RMB	US$	%
	(Unaudited)		(Unaudited)	(Unaudited)
Express delivery services	21,106,041	92.9	26,207,309	3,862,479	94.2
Freight forwarding services	359,477	1.5	374,259	55,159	1.3
Sale of accessories	1,196,066	5.3	1,202,617	177,244	4.3
Others	61,688	0.3	48,071	7,085	0.2
Total revenues	22,723,272	100.0	27,832,256	4,101,967	100.0

Contract assets and liabilities

Contract assets include unbilled receivables resulting from in-transit parcels, which were recorded in accounts receivable and not material as of December 31, 2025 and June 30, 2026.

Contract liabilities consist of advance payments as well as deferred revenue, which were recorded in advances from customers and not material as of December 31, 2025 and June 30, 2026.

(f)	Income taxes

As part of the process of preparing financial statements, the Group is required to estimate its income taxes in each of the jurisdictions in which it operates. The Group accounts for income taxes using the asset and liability method. Under this method, deferred income taxes are recognized for temporary differences between the tax basis of assets and liabilities and their reported amounts in the financial statements. Net operating losses are carried forward by applying enacted statutory tax rates applicable to future years when the reported amounts of the asset or liability are expected to be recovered or settled, respectively. Deferred tax assets are reduced by a valuation allowance when, based upon the weight of available evidence, it is more likely than not that some portion or all of the deferred tax assets will not be realized. The Group recognizes the tax benefit from an uncertain tax position only if it is more likely than not that the tax position will be sustained upon examination by the taxing authorities, based on the technical merits of the position.

According to ASC 740-270 Interim Reporting, an estimated annual effective tax rate (AETR) on full year estimated ordinary income should first be determined by the Group and the estimated AETR is then applied to year-to-date ordinary income to compute the interim tax provision on ordinary income.

(g)	Earnings per share

Basic earnings per share are computed by dividing income attributable to holders of ordinary shares by the weighted average number of ordinary shares outstanding during the periods.

Diluted earnings per ordinary share reflects the potential dilution that could occur if securities or other contracts to issue ordinary shares were exercised or converted into ordinary shares, which consist of the ordinary shares issuable upon the conversion of the convertible senior notes (using the if-converted method), ordinary shares issuable upon the exercise of stock options and vesting of non-vested restricted stocks (using the treasury stock method). Ordinary share equivalents are excluded from the computation of diluted earnings per ordinary share if their effects would be anti-dilutive.

On October 27, 2016, the Group’s shareholders voted in favor of a proposal to adopt a dual-class share structure, pursuant to which the Group’s authorized share capital were reclassified and redesignated into Class A ordinary shares and Class B ordinary shares. Both Class A ordinary shares and Class B ordinary shares are entitled to the same dividend right, as such, this dual class share structure has no impact to the earnings per share calculation. Basic earnings per share and diluted earnings per share are the same for each Class A ordinary shares and Class B ordinary shares.

3.	ACCOUNTS RECEIVABLE, NET

	As of December 31, 2025	As of June 30, 2026
	RMB	RMB	US$
	(Audited)	(Unaudited)	(Unaudited)
Accounts receivable, gross	1,317,517	1,670,035	246,133
Less: Allowance for credit losses	(30,042)	(42,921)	(6,326)

Total	1,287,475	1,627,114	239,807

The following is an analysis of accounts receivables by age, presented based on the invoice date, which approximated the revenue recognition date.

	As of
	December 31,
	2025	As of June 30, 2026
	RMB	RMB	US$
	(Audited)	(Unaudited)	(Unaudited)
Within 6 months	1,190,070	1,551,560	228,672
Between 6 months and 1 year	40,004	33,973	5,007
Between 1 year and 2 years	31,943	21,199	3,124
More than 2 years	55,500	63,303	9,330

Accounts receivable, gross	1,317,517	1,670,035	246,133

4.	PROPERTY AND EQUIPMENT, NET

Property and equipment, net consist of the following:

	As of
	December 31,
	2025	As of June 30, 2026
	RMB	RMB	US$
	(Audited)	(Unaudited)	(Unaudited)
Buildings	29,834,177	31,412,009	4,629,557
Machinery and equipment	11,123,933	11,460,593	1,689,082
Leasehold improvements	1,265,970	1,268,460	186,948
Vehicles	5,463,339	5,461,432	804,915
Furniture, office and electric equipment	1,190,792	1,262,743	186,105
Construction in progress	2,276,736	2,002,441	295,125

Total	51,154,947	52,867,678	7,791,732
Accumulated depreciation	(15,694,496)	(16,889,631)	(2,489,224)
Impairment	(26,942)	(21,850)	(3,220)

Property and equipment, net	35,433,509	35,956,197	5,299,288

Depreciation expenses were RMB1,559,378 (unaudited) and RMB1,690,048 (unaudited) for the six months ended June 30, 2025 and 2026, respectively. Loss on disposal of property and equipment were RMB33,200 (unaudited) and RMB65,576 (unaudited) for the six months ended June 30, 2025 and 2026, respectively.

The Company recorded impairment charges of RMB nil (unaudited) and nil (unaudited), related to property and equipment that were expected to be disposed of before the end of their estimated useful lives for the six months ended June 30, 2025 and 2026, respectively.

5.	ACCOUNTS PAYABLE

An aging analysis of the accounts payable as of December 31, 2025 and June 30, 2026, based on the invoice date or inception date at the end of the reporting period, is as follows:

	As of
	December 31,
	2025	As of June 30, 2026
	RMB	RMB	US$
	(Audited)	(Unaudited)	(Unaudited)
Within 6 months	2,569,800	2,594,789	382,425
Between 6 months and 1 year	4,308	7,254	1,069
Between 1 year and 2 years	1,183	2,305	340
More than 2 years	1,938	1,216	179

Total	2,577,229	2,605,564	384,013

6.            INCOME TAX

The current and deferred portion of income tax expenses included in the unaudited condensed consolidated statements of comprehensive income, which were substantially attributable to the Group’s subsidiaries are as follows:

	Six months ended June 30,
	2025	2026
	RMB	RMB	US$
	(Unaudited)	(Unaudited)	(Unaudited)
Current tax expenses	1,427,696	845,994	124,684
Deferred tax	(320,591)	(35,174)	(5,184)

Total	1,107,105	810,820	119,500

The effective tax rate is based on expected income and statutory tax rates. For interim financial reporting, the Group estimates the annual effective tax rate based on projected accounting incomes for the full year and records a quarterly income tax provision in accordance with the guidance on accounting for income taxes in a period. As the year progresses, the Group refines the estimates of the year’s taxable income as new information becomes available. This continual estimation process often results in a change to the expected effective tax rate for the year. When this occurs, the Group adjusts the income tax provision during the quarter in which the change in estimate occurs so that the year-to-date provision reflects the expected annual tax rate.

The Group’s effective tax rate for the six months ended June 30, 2025 and 2026 were 21.79% (unaudited) and 13.42% (unaudited), respectively. The decrease of 8.37 percentage points year over year was attributable to an income tax refund of RMB344.3 million received by Shanghai Zhongtongji Network Co., Ltd (上海中通 吉網絡技術有限公司), a wholly owned subsidiary of the Company, upon its recognition as a “Key Software Enterprise” qualifying for a preferential tax rate of 10% for tax year 2025.

7.	SHARE-BASED COMPENSATION Employee Share Holding Platform

In June 2016, the Group established an employee share holding platform (the “Share Holding Platform”). ZTO Es Holding Limited (“ZTO ES”), a British Virgin Islands company was established as a holding vehicle for the Group’s Share Holding Platform. Four limited liability partnerships (“LLPs”) were established in the PRC as the shareholders of ZTO ES. ZTO ES and the LLPs have no activities other than administering the plan and does not have employees.

On June 28, 2016, the Group issued 16 million ordinary shares to ZTO ES. The dividend rights associated with these 16 million ordinary shares were waived until the economic interests in the ordinary shares are granted to the employees, through transfer of interests in the LLPs. ZTO ES abstains from voting on matters that require shareholders’ approval for all the shares of the Company held by ZTO ES. At the request of the employee and in accordance with the terms of the ZTO ES mandate, ZTO ES may decide to sell the Company’s ordinary shares held in connection with the limited partnership interest owned by the employee and remit the proceeds to the employee. The other shareholder’s rights associated with the Company’s ordinary shares held by the partnership may be exercised by the general partner of these LLPs. The Company referred to these limited partner’s partnership interests as ordinary share units and five ordinary share units correspond to the indirect economic interest in one ordinary share of the Company.

In March 2025 and 2026, 5,138,560 and 4,320,545 ordinary share units corresponding to 1,027,712 and 864,109 Company’s ordinary shares were granted to certain officers and employees, respectively. The consideration was nil for both of grants. These share awards vested and exercised immediately upon grant. The Group recorded the share-based compensation of RMB149,362 (unaudited) and RMB148,226 (unaudited) based on the market price at US$20.05 and US$24.93 of ordinary shares on the grant date for six months ended June 30, 2025 and 2026, respectively.

2024 Share Incentive Plan

In March 2024, the Board approved the 2024 share incentive plan (the “2024 Share Incentive Plan”) in order to provide appropriate incentives to directors, employees, and consultants of the Group, pursuant to which the maximum number of shares of the Group underlying the awards to be granted under the 2024 Share Incentive Plan shall be 30,000,000 Class A ordinary shares, subject to adjustment and/or update by the Board.

Restricted share units

In March 2025 and 2026, the Group granted 454,997 and 410,982 RSU at par value to certain directors, executive offices and employees pursuant to the 2024 Share Incentive Plan. These grants are vested immediately upon grant. The Group recorded the share-based compensation of RMB66,127 (unaudited) and RMB70,498 (unaudited) based on the market price of ordinary shares at US$20.05 and US$24.93 on the grant date for the six months ended June 30, 2025 and 2026, respectively.

Share Options

On March 22, 2024, the Group granted 916,200 share options to certain directors, executive offices and employees pursuant to the 2024 Share Incentive Plan. The exercise price is US$21.88. The options will be vested 33%, 33% and 34% on each of three anniversary dates from the grant date, respectively. The options have a contractual term of ten years.

The closing price of the Group’s shares immediately before March 22, 2024, the date of grant, was US$21.67 per share. The weighted-average grant date fair value for options granted to directors and employees during the six months ended June 30, 2024 was US$6.7 per share, computed using the binomial option pricing model. The binomial option pricing model requires the input of subjective assumptions including the expected stock price volatility and the expected price multiple at which employees are likely to exercise stock options. Expected volatilities are based on the average historical equity volatility of the Group. The risk-free rate for periods within the contractual life of the option is based on the U.S. Treasury yield curve in effect at the time of grant.

The following table summarized the Group’s share option activity under the option plans:

			Weighted
		Weighted	Average
		Average	Remaining	Aggregate
	Number of	Exercise	Contractual	Intrinsic
	Options	Price	Life Years	Value
		US$ per share		US$
Share options outstanding as of January 1, 2026	886,248	21.88	8.23	–
Granted	–
Exercised	23,081
Forfeited	–
Share options outstanding as of June 30, 2026	863,167	21.88	7.73	–
Share options exercisable as of June 30, 2026	561,843	21.88	7.73	–

The total share-based compensation expenses relating to these options was RMB7,774 (unaudited) and RMB3,592 (unaudited) during the six months ended June 30, 2025 and 2026. As of June 30, 2026, there was RMB3,193 (unaudited) of unrecognized compensation expense related to unvested share options, which is expected to be recognized over a weighted average period of 0.73 years.

8.	EARNINGS PER SHARE

Basic and diluted earnings per share for each of the periods presented are calculated as follows:

	Six months ended June 30,
	2025	2026
	RMB	RMB	US$
	(Unaudited)	(Unaudited)	(Unaudited)
Numerator:
Net income attributable to ordinary shareholders – basic	3,931,579	5,169,224	761,849
Plus: Interest expense of convertible senior notes	75,927	49,400	7,281

Net income attributable to ordinary shareholders – diluted	4,007,506	5,218,624	769,130

Shares (Denominator):
Weight average ordinary shares outstanding – basic	799,123,030	770,575,485	770,575,485
Plus: Dilutive effect of convertible senior notes	34,237,800	39,262,461	39,262,461

Plus: Dilutive effect of stock option	–	34,879	34,879

Weight average ordinary shares outstanding – diluted	833,360,830	809,872,825	809,872,825

Earnings per share – basic	4.92	6.71	0.99
Earnings per share – diluted	4.81	6.44	0.95

2,914,216 and 2,050,107 ordinary shares transferred to ZTO ES were considered issued but not outstanding as of June 30, 2025 and June 30, 2026, respectively, and therefore not included in the calculation of basic and dilutive earnings per share.

9.	RELATED PARTY TRANSACTIONS

The table below sets forth the major related parties and their relationships with the Group:

Name of related parties	Relationship with the Group

Shanghai Mingyu Barcode Technology Ltd.	Controlled by brother of chairman of the Company

ZTO Supply Chain Management Co., Ltd. and its subsidiaries	The Group’s equity investee

ZTO Cloud Warehouse Technology Co., Ltd. and its subsidiaries	The Group’s equity investee

ZTO YunLeng Network Technology (Zhejiang) Co., Ltd. and its subsidiaries	The Group’s equity investee

Zhongkuai (Tonglu) Future City Industrial Development Co., Ltd	Controlled by chairman of the Company

Mr. Jilei Wang	Director and Vice President of Infrastructure Management

TUXI LMS Limited	Controlled by chairman of the Company

TUXI WJL Limited	Controlled by director and vice President of Infrastructure Management

(a)	The Group entered into the following transactions with its related parties:

Transactions	Six months ended June 30,
	2025	2026
	RMB	RMB	US$
	(Unaudited)	(Unaudited)	(Unaudited)
Revenues:
Transportation revenue from ZTO Cloud Warehouse Technology Co., Ltd. and its subsidiaries	164,538	199,696	29,431
Others	57,778	52,428	7,726
	222,316	252,124	37,157
Cost of revenues:
Transportation service fees paid to ZTO Supply Chain Management Co., Ltd. and its subsidiaries	326,501	175,796	25,909
Purchases of supplies from Shanghai Mingyu Barcode Technology Ltd.	182,059	175,913	25,926
Transportation service fees paid to ZTO YunLeng Network Technology (Zhejiang) Co., Ltd. and its subsidiaries	62,975	–	–
Transportation service fees paid to ZTO Cloud Warehouse Technology Co., Ltd. and its subsidiaries	6,825	3,964	584
Others	69,113	211,550	31,179
	647,473	567,223	83,598
Other operating income:
Rental income from ZTO Cloud Warehouse Technology Co., Ltd. and its subsidiaries	35,707	36,728	5,413
Rental income from ZTO Supply Chain Management Co., Ltd. and its subsidiaries	21,191	34,022	5,014
Others	1,302	1,527	225
	58,200	72,277	10,652
Other income:
Interest Income derived from Zhongkuai (Tonglu) Future City Industrial Development Co., Ltd	8,058	8,019	1,182
Others	1,341	1,599	236
	9,399	9,618	1,418

38

(b)	The Group had the following balances with its related parties:

	As of
	December 31, 2025	As of June 30, 2026
	RMB	RMB	US$
	(Audited)	(Unaudited)	(Unaudited)
Amounts due to related parties
TUXI LMS Limited(1)	–	448,500	66,101
TUXI WJL Limited(1)	–	103,500	15,254
Shanghai Mingyu Barcode Technology Ltd.	32,560	31,008	4,570
ZTO Supply Chain Management Co., Ltd. and its subsidiaries(2)	744,909	26,887	3,963
ZTO Cloud Warehouse Technology Co., Ltd. and its subsidiaries	7,709	5,273	777
ZTO Yunleng Network Technology (Zhejiang) Co., LTD and its subsidiaries	244	437	64
Others	11,238	11,187	1,649
Total	796,660	626,792	92,378

(1)	On June 22, 2026, Rappy Holding Limited, a wholly-owned subsidiary of ZTO Express (Cayman) Inc., entered into a Share Purchase Agreement with the remaining non-controlling shareholders of TuXi Tech (Cayman) Inc. (the “TuXi Tech”) to acquire the remaining 36.20% equity interest in TuXi Tech for an aggregate consideration of RMB1,305 million. As a result upon completion, TuXi Tech became a wholly-owned subsidiary of the Company and the financial results of TuXi Tech continued to be consolidated into those of ZTO. As of June 30, 2026, the consideration was not paid. Since the sellers TUXI LMS Limited and TUXI WJL Limited are related parties of the Company, as of June 30, 2026, consideration payable to TUXI LMS Limited and TUXI WJL Limited was recorded in Amount due to related parties, and consideration payable to third party sellers were recorded in Other current liabilities, respectively. Therefore, these amounts are non-trade, interest free and payable on demand.

(2)

In December 2025, the Company received RMB686,293 from ZTO Freight as part of a group-level reorganization arrangement, representing the return of its original investment amount in ZTO Freight. The Company subsequently made a corresponding investment in ZTO LTL in early 2026. Through a series of contractual agreements entered into contemporaneously with ZTO Freight’s shareholders, the Company’s economic interest in the ZTO LTL group remained unchanged throughout the arrangement. The amount received was fully paid as of June 30, 2026.

The remaining balance of amounts due to related parties mainly consisted of accounts payable to related parties for transportation, waybill material and deposits as of December 31, 2025 and June 30, 2026, respectively.

39

Trade related amounts due to related parties are normally settled within one year.

	As of
	December 31, 2025	As of June 30, 2026
	RMB	RMB	US$
	(Audited)	(Unaudited)	(Unaudited)
Amounts due from related parties
ZTO Cloud Warehouse Technology Co., Ltd. and its subsidiaries (1)	81,176	82,309	12,131
Zhongkuai (Tonglu) Future City Industrial Development Co., Ltd. (2)	375,417	383,917	56,582
ZTO Supply Chain Management Co., Ltd.	304	403	59
Others	20,968	140,359	20,687
Total	477,865	606,988	89,459

(1)	The amount comprised the three-month factoring loan to this related party with 6.34 % and 6.34% annualized interest rate for the year ended December 31, 2025 and six months ended June 30, 2026, respectively, accounts receivable generated from the express delivery service provided by the Company and other receivables generated from the property leasing service provided by the Company. The balance of loan was RMB46,884 and RMB49,530 (unaudited) as of December 31, 2025 and June 30, 2026, respectively.

(2)	The amount comprised a loan to this related party with 5.0% annualized interest rate for a term of 36 months from December 4, 2023 to December 3, 2026. This loan is an extension of the original three-year loan with 7.2% annualized interest rate. Mr. Jilei Wang, the Director of the Company, is the guarantor of this extended loan. In December 2024, Zhongkuai (Tonglu) Future City Industrial Development Co., Ltd paid the RMB100,000 principal and RMB5,000 interest in advance. In January 2025, Zhongkuai (Tonglu) Future City Industrial Development Co., Ltd paid the RMB60,000 principal and RMB3,292 interest in advance. The balance of principal was RMB340,000 and RMB340,000 (unaudited) as of December 31, 2025 and June 30, 2026 and interest receivable was RMB35,417 and RMB43,917 (unaudited) as of December 31, 2025 and June 30, 2026, respectively.

Trade related amounts due from related parties are normally settled within one year.

40

10.	CONVERTIBLE SENIOR NOTES

On February 9, 2026, the Company issued US$1,500,000 of Convertible Senior Notes (“the Notes”). The Notes will mature on March 1, 2031 and bear interest at a rate of 0.925% per year, payable semiannually in arrears on March 1 and September 1 of each year, beginning on September 1, 2026.

Holders of the Notes have the option to convert the Notes, in integral multiples of US$1,000 principal amount, at any time prior to the close of business on the fifth scheduled trading day immediately preceding the maturity date. The Notes can be converted into the Company’s Ordinary Shares at an initial conversion rate of 32.3130 of the Company’s Ordinary Shares per US$1,000 principal amount of the Notes (equivalent to an initial conversion price of US$30.9473 per Ordinary Share). The conversion rate is subject to customary adjustments upon the occurrence of certain events, such as the payment of dividends. Upon conversion, the Company will pay or deliver, as the case may be, cash, Ordinary Shares, or a combination of cash and Ordinary Shares, at its selection.

The holders may require the Company to repurchase for cash all or part of the Notes on March 1, 2029 (the “repurchase date”) at a repurchase price equal to 100% of the principal amount of the notes to be repurchased, plus accrued and unpaid interest to, but excluding, the relevant repurchase date.

The Company did not identify any embedded features that are subject to separate accounting. The conversion option meets the scope exception for derivative accounting as it is indexed to the Company’s own stock and classified in stockholders’ equity. Other embedded features are considered clearly and closely related to the debt host with no separate accounting required.

Therefore, the Company accounted for the Notes as a single liability under convertible senior note, non-current. Issuance costs related to the Notes were recorded in unaudited condensed consolidated balance sheet as a direct deduction from the principal amount of the Notes, and the discount caused by issuance cost is amortized over the period from February 9, 2026, the date of issuance, to March 1, 2029, the first put date of the Notes, using the effective interest method.

On February 9, 2026, the Company recorded the convertible senior notes as a long-term liability at face value (RMB10,380,000 or US$1,500,000) net of issuance costs (RMB126,090 or US$18,221).

Capped Call Options

In connection with the Notes, the Company entered into privately-negotiated capped call transactions indexed to its own ordinary shares with certain financial institutions based on the total offering US$1,500,000 of Convertible Senior Notes to reduce the potential dilution to existing shareholders of the Company upon conversion of the Notes. The cap price of the capped call transactions is initially US$35.9906 per Ordinary Share, and is subject to adjustment under the terms of the capped call transactions. The total premium paid by the Company for the capped call options was RMB531,772 (equivalently US$76,950). The capped call options are classified as stockholders’ equity and carried at the acquisition cost.

In connection with the issuance of the 2022 Notes, the Company entered into capped call option transactions with some of the initial purchasers or their affiliates (the “Option Counterparties”) to reduce the potential dilution to existing shareholders of the Company upon conversion of the 2022 Notes. In February 2026, the Company and Option Counterparties terminated these capped call transactions before the maturity date of convertible notes on September 1, 2027 with the settlement amount of RMB163,615 (equivalently US$23,637), which was received by the Company in February 2026. The settlement amount of RMB163,615 (equivalently US$23,637) was recorded as an increase to additional paid-in capital.

41

11.	REPURCHASE OF ORDINARY SHARES

As approved by the Board, for the six months period ended June 30, 2026, the Company has repurchased an aggregate of 31,788,692 ordinary shares amounted US$740.4 million (equivalent to RMB5,107 million), including repurchase commissions.

12.	DIVIDENDS

On March 18, 2025, a cash dividend in respect of the six months ended December 31, 2024 of US$0.35 per ordinary share, in an aggregate amount of US$279,913 (RMB2,023,602), had been approved by the board of directors of the Company.

On August 19, 2025, an interim dividend in respect of the six months ended 30 June 2025 of US$0.30 per ordinary share, in an aggregate amount of US$239,926 (RMB1,718,732), had been approved by the Board of directors of the Company.

On March 17, 2026, a cash dividend in respect of the six months ended December 31, 2025 of US$0.39 per ordinary share, in an aggregate amount of US$299,462 (RMB2,058,508), had been approved by the board of directors of the Company.

The above dividends in respect of the years ended December 31, 2024 and 2025 were paid to shareholders of record as of designated record dates.

42

PUBLICATION OF THE INTERIM RESULTS ANNOUNCEMENT AND INTERIM REPORT

This interim results announcement is published on the websites of the Hong Kong Stock Exchange (http://www.hkexnews.hk) and the Company (https://zto.investorroom.com/). The interim report of the Company for the six months ended June 30, 2026 will be made available for review on the same websites in due course.

DEFINITIONS

In this announcement, the following expressions shall have the following meanings unless the context indicates otherwise:

“2024 Plan”	the Company’s share incentive plan adopted on March 19, 2024 as amended from time to time

“ADS(s)”	American depositary share(s) (each representing one Class A ordinary share of the Company)

“associate(s)”	has the meaning ascribed to it under the Listing Rules

“Audit Committee”	the audit committee of the Board

“Auditor”	Deloitte Touche Tohmatsu, the independent auditor of the Company

“Board”	the board of Directors

“CG Code”	the Corporate Governance Code as set out in Appendix C1 to the Listing Rules

“China” or “PRC”	the People’s Republic of China

“Class A ordinary shares”	Class A ordinary shares of the share capital of the Company with a par value of US$0.0001 each, giving a holder of a Class A ordinary share one vote per share on any resolution tabled at the Company’s general meeting

“Class B ordinary shares”	Class B ordinary shares of the share capital of the Company with a par value of US$0.0001 each, conferring weighted voting rights in the Company such that a holder of a Class B ordinary share is entitled to 10 votes per share on any resolution tabled at the Company’s general meeting

43

“Company” or “ZTO”	ZTO Express (Cayman) Inc., a company incorporated in the Cayman Islands on April 8, 2015 as an exempted company and, where the context requires, its subsidiaries and consolidated affiliated entities from time to time

“Contractual Arrangements”	variable interest entity structure and, where the context requires, the agreements underlying the structure, which the Company relies on to provide mail delivery services in China mainly through its consolidated affiliated entities and subsidiaries

“Director(s)”	the director(s) of the Company

“ESG”	environmental, social and governance

“Group”, “the Group”, “we” or “us”	the Company and its subsidiaries and consolidated affiliated entities from time to time

“HK$”	Hong Kong dollars, the lawful currency of Hong Kong

“Hong Kong” or “HK”	the Hong Kong Special Administrative Region of the People’s Republic of China

“Hong Kong Stock Exchange”	The Stock Exchange of Hong Kong Limited

“Listing Rules”	the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited, as amended, supplemented or otherwise modified from time to time

“Model Code”	the Model Code for Securities Transactions by Directors of Listed Issuers set out in Appendix C3 to the Listing Rules

“NYSE”	New York Stock Exchange

“ordinary share(s)”	Class A and Class B ordinary share(s) of the Company, par value US$0.0001 per share

“Reporting Period”	the six months ended June 30, 2026

“RMB” or “Renminbi”	Renminbi yuan, the lawful currency of China

“Share(s)”	the Class A ordinary shares and Class B ordinary shares in the share capital of the Company, as the context so requires

“Shareholder(s)”	holder(s) of the Share(s)

“subsidiary(ies)”	has the meaning ascribed to it under the Listing Rules

44

“U.S.”	the United States of America, its territories, its possessions and all areas subject to its jurisdiction

“US$” or “U.S. dollars”	United States dollars, the lawful currency of the United States

“U.S. GAAP”	accounting principles generally accepted in the United States

“weighted voting right” or “WVR”	has the meaning ascribed to it under the Listing Rules

“ZTO ES”	Zto Es Holding Limited, a company incorporated in the British Virgin Islands

“%”	per cent

By order of the Board
ZTO Express (Cayman) Inc.
Meisong LAI
Chairman

Hong Kong, August 19, 2026

As at the date of this announcement, the board of directors of the Company comprises Mr. Meisong LAI as the chairman and executive director, Mr. Jilei WANG and Mr. Hongqun HU as executive directors, Mr. Xing LIU as non-executive director, Mr. Qin Charles HUANG, Mr. Herman YU, Ms. Fang XIE and Mr. Wei ZHU as independent non-executive directors.

45